SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 24)1


                      Covista Communications, Inc.
                (f/k/a Total Tel USA Communications, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)

                                 223574
                                --------
                             (CUSIP Number)

                              Walt Anderson
                        c/o Entree International
            1054 31st Street, N.W., Suite 420, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              April 25, 2001
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                       Page 2 of 7 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.03%
(based upon the outstanding shares of the Issuer as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on 4/30/01)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------

                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                       Page 3 of 7 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A.
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER                   0
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                 0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER              0
                      --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER            0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
-----------------------------------------------------------------------------

                      SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                   Page 4 of 7 Pages
------------------------                           -----------------------
--------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 shares of common stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           11.03%
(based upon the outstanding shares of the Issuer as reported in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on 4/30/01)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
-----------------------------------------------------------------------------
This Amendment No. 24 to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), Revision LLC, a
Delaware limited liability company ("Revision") and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer" or the "Company"), supplements and amends the
Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"), Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19")Amendment No. 20 thereto filed with the SEC on August 8, 2000 ("Amendment No. 20"), Amendment No. 21 filed with the SEC on November 16, 2001 ("Amendment No. 21"), Amendment No. 22 filed with the SEC on March 12, 2001 ("Amendment No. 22") and Amendment No. 23 filed with the SEC on May 3, 2001 ("Amendment No. 23"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the
Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22 and Amendment No. 23.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is supplemented as follows:

     Between April 2, 2001 and April 25, 2001, Revision LLC sold a total of 56,100 Common Shares on the NASDAQ National Market, as follows:

   Date        Number of Shares   Price Per Common Share
  -------      ----------------   ----------------------
  04/02/01            5,000            3.1250
  04/05/01            2,600            2.7500
  04/06/01            4,300            2.3750
  04/10/01            3,500            3.0000
  04/10/01              700            3.0625
  04/11/01            2,000            2.5000
  04/11/01            3,000            2.2500
  04/11/01            5,000            2.5000
  04/19/01            5,000            2.7500
  04/20/01            9,900            2.5000
  04/20/01              100            2.6200
  04/23/01            5,000            2.5000
  04/25/01           10,000            2.6500

Total:               56,100

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision owns of record 1,297,796 Common Shares, representing approximately 11.03% of the outstanding Common Shares. Gold & Appel owns 100% of the non-voting membership interests in Revision, and Mr. Anderson
owns 100% of the voting membership interests in Revision.   Neither Gold
& Appel nor Mr. Anderson is the record owner of any Common Shares.

     (b) As the manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the power to vote or direct the voting of, and the power, in the name and on behalf of Revision, to dispose of, the 1,297,796 Common Shares held by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Common Shares owned by Revision, and thereby to be the beneficial owner of the 11.03% of the outstanding Common Shares held by Revision.

     Mr. Anderson is also the President and a director of Foundation for the International Non-Governmental Development of Space ("FINDS"), which beneficially owns 725,329 Common Shares. Mr. Anderson does not control FINDS, and thus disclaims beneficial ownership of the Common Shares owned by FINDS.

     The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 11,769,405 outstanding Common Shares of the Issuer as of April 25, 2001, which information was provided in the Issuer's Annual Report on Form 10-K filed with the SEC on April 30, 2001.

     (c)  Not applicable.

                                  Page 5 of 7
(d) No person is known by Mr. Anderson, Gold & Appel or Revision to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by such reporting persons.

     (e)  Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 24 to Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 24 to Schedule 13D is true, complete and correct.

Date:     May 8, 2001




                                    Walt Anderson, Individually


                                         /s/ Walt Anderson
                                    --------------------------------------
                                     Walt Anderson


                                     Revision LLC, a Delaware limited
                                     liability company


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager

                                      Gold & Appel Transfer, S.A., a British
                                      Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact








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